SECURI[illegible] 18000657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investshares, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 W. Maple Rd. Suite 232
(No. and Street)

Troy	Michigan	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. GOGGINS 786 607-2455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 23 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Goggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investshares, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH KLEIN
NOTARY PUBLIC, STATE OF MICHIGAN
COUNTY OF MACOMB
My Commission Expires May 8, 2023
Acting in the County of Oakland

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTSHARES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2017

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
ed@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board
Of Investshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investshares, Inc., as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of Investshares, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Investshares, Inc.'s management. Our responsibility is to express an opinion on Investshares, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investshares, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Investshares, Inc.'s financial statements. The supplemental information is the responsibility of Investshares, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as Investshares, Inc.'s auditor since 2016.

Lafayette, Indiana
February 22, 2018

INVESTSHARES, INC.

TABLE OF CONTENTS

INVESTSHARES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
CURRENT ASSETS		
Cash	$	6,925
Commissions receivable		836
Accounts receivable from affiliated entity		352
TOTAL CURRENT ASSETS		8,113
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Commissions payable		39
Accounts payable to affiliated entity		530
TOTAL LIABILITIES		569
STOCKHOLDER'S EQUITY		
Common Stock; No par value, 1,000 shares issued and outstanding		-
Paid-in capital		34,936
Retained earnings (deficit)		(27,392)
TOTAL STOCKHOLDER'S EQUITY		7,544
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,113

INVESTSHARES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Commissions revenue	$	25,649
TOTAL REVENUE		25,649
EXPENSES		
Employee compensation		6,221
Commissions expense		5,852
Occupancy		2,010
Regulatory and compliance		4,789
Professional fees		12,383
Administrative expenses		5,754
TOTAL EXPENSES		37,009
NET INCOME	$	(11,360)

INVESTSHARES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ -	$ 32,936	$ (16,032)	$ 16,904
Net Income	-	-	(11,360)	(11,360)
Stockholder's contributions	-	2,000	-	2,000
BALANCE AT THE END OF THE YEAR	$ -	$ 34,936	$ (27,392)	$ 7,544

INVESTSHARES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(11,360)
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		1,042
Accounts receivable from affiliated entity		495
Increase (decrease) in operating liabilities:		
Commissions payable		14
Accounts payable to affiliated entity		(275)
Net Cash Provided by Operating Activities		(10,084)
CASH FLOWS FROM INVESTING ACTIVITIES		
Stockholder contributions		2,000
Net Cash Provided By Investing Activities		2,000
NET INCREASE IN CASH		(8,084)
CASH AT BEGINNING OF YEAR		15,009
CASH AT END OF YEAR	$	6,925

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Investshares, Inc. (the Firm) was formed as a Michigan corporation in the state of Michigan. The Firm is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm sells mutual funds, annuities and life insurance and is registered in the states of California, Florida and Michigan.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2017.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

   The Firm is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

e. Commissions Receivable— Commissions receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required.

f. Advertising—The Firm's advertising costs are expensed as incurred. The Firm had advertising costs of $598 for the year.

NOTE 2: TRANSACTIONS WITH AFFILIATED ENTITY

The Firm has entered into an expense sharing agreement with an affiliated entity (common ownership). Rent for the building they occupy is shared 50% for each entity. Rent expense for the year was $1,013.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (mutual funds and or variable annuities only". During the year ended December 31, 2017 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as S corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The stockholders are taxed individually on their share of the Firm's earnings. The Firm is subject to certain state taxes. No provision for state income taxes is required at December 31, 2017.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2017.

The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2017, net capital as defined by the rules, equaled $6,380. The ratio of aggregate indebtedness to net capital was 8.92%. Net capital in excess of the minimum required was $1,380.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2017 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (1).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

INVESTSHARES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	7,544
less nonallowable assets from Statement of Financial Condition		(1,164)
Net capital before haircuts on securities positions		6,380
Haircuts on securities		-
Net Capital	$	6,380
Aggregate Indebtedness	$	569
Net capital required based on aggregate indebtedness (6-2/3%)		38

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	1,380

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggregate Indebteness		57
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	380
Percentage of Aggregate Indebtedness to Net Capital		8.92%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board
Investshares, Inc.

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 22, 2018

INVESTSHARES, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2017

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board Of
Investshares, Inc.
Troy, MI

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Investshares, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (1), and Investshares, Inc. stated that Investshares, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Investshares, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
LAFAYETTE, IN
FEBRUARY 22, 2017

INVESTSHARES, INC.

280 W MAPLE ROAD – SUITE 232

TROY, MI 48084

Exemption exemptions, Statement with Regard to Rule 15 c3-3

Investshares, Inc. (CRD 151369, SEC file 8-68365) is a $5,000 minimum net capital non carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1).

Exemption Report under Rule 15c3-3(k)

It is to the best knowledge and belief that Investshares, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(1) throughout the past fiscal year ending December 31, 2017 without exception.

Michael Goggins
President